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                               February 28, 2022

       Joseph La Rosa
       Chief Executive Officer
       La Rosa Holdings Corp.
       1420 Celebration Blvd.
       2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
10, 2022
                                                            CIK No. 0001879403

       Dear Mr. La Rosa:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Use of Proceeds, page 30

   1. We note your response to comment 1 and your revised disclosure that you have signed agreements with five of
your franchisees to acquire a majority interest in their real estate brokerage businesses.
Please file these agreements as exhibits in accordance with Item
                                                        601(b)(10) of
Regulation S-K or advise.
 Joseph La Rosa
La Rosa Holdings Corp.
February 28, 2022
Page 2
Management, page 57

2. We note your response to comment 3. As previously requested, please file as exhibits the consents of the board nominees to be named as directors pursuant to Rule 438 of
      Regulation C.
Executive and Director Compensation, page 65

3.    Please update your summary compensation table for the fiscal year ended
2021.
Transactions with Related Persons, page 74

4. We note your response to comment 5. Please update your information for the fiscal year ended 2021. Also describe the lease by a member and the advances to the company by the owner, a relative to the owner and member owned companies that are disclosed on page
      F-16 or advise.
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph La Rosa
                                                          Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                          Office of Real Estate
& Construction
February 28, 2022 Page 2
cc:       Ross David Carmel, Esq.
FirstName LastName